Filed by Medicis Pharmaceutical Corporation Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Inamed Corporation
Commission File No. 1-9741

     This filing relates to a proposed business combination (the “Merger”) of Medicis Pharmaceutical Corporation (“Medicis”) and Inamed Corporation (“Inamed”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 20, 2005 (the “Merger Agreement”), by and among Medicis, Inamed and Masterpiece Acquisition Corp., a wholly-owned subsidiary of Medicis. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Medicis on March 21, 2005, and is incorporated by reference into this filing.

     The following is a transcript of a presentation made to Inamed’s employees on March 24, 2005 regarding the Merger.

INAMED
Transcription

March 24, 2005
3:30 pm CT

Nick Teti:	Number 8, is number 8 on?

Yes number 8’s on. Good morning everybody.

Okay.

Welcome to a very — another very exciting meeting here over at UCSB.

As all of you noticed, it’s been a very exciting week for me and I hope for you and I know for the company, as we embark on a new path for Inamed with a company called Medicis which I’ll talk about in a moment.

I also have really appreciated — I basically have seen everybody — hopefully most of you I have met with in Santa Barbara over the last two days and all the folks in Freemont who are listening in that’s correct, right (Vi)?

Right (Deb), yeah?

Woman:	Yeah.

Nick Teti:	And they’re listening in...

Woman:	(Unintelligible).

Nick Teti:	...Ireland and Costa Rica and so I welcome all my colleagues around the world to this special town hall meeting today.

I also, before and if I forget at the end, want to wish everybody here — first of all, thanks a lot for all of your energy in the first quarter, it’s not quite over yet, so don’t forget these four or five days left.

That’s my first point of the day.

The next point is to very much remember it’s a nice time of the season, it’s the holiday weekend, so make sure you have a enjoyable holiday weekend, hug somebody that you love, your dog, your cat, your spouse, boyfriend, girlfriend whatever, but have a nice relaxing weekend, you guys all deserve it, all right?

So that’s number 1.

Number 2 let me just talk about this — the management (unintelligible) and speak to you in a few minutes.

Back I guess it was in the late 80s, this guy had an idea about creating a drug company, so apparently (he got on) an airplane and went out to Scottsdale, Arizona and got some office space.

And with a couple of other people, started to create a dermatology company out of thin air.

And those of you who know me know that, you know, one of the things that I admire most in any of us is the ability to create something that isn’t there before and to create value for people when it isn’t there before. That’s in business, relationships and anything that you deal with.

And so — then you look back from 1988 till 2005, some 15 plus years later, he and his management team have created, you know, the leading dermatology company in the United States. So that is a very impressive run that this guy had led over the past 15 years.

So, you know, people asked me the last few days, how do you get involved in the deal, what, you know, what’s he like, things like that?

And so what I — let me make a couple of other comments, you also said how can we get in bed with this — our competitor, who you been telling us to beat their brains out? Okay.

You know, things like that, so you know, so I really appreciate your honesty in meeting with you over the last few days and I tried to explain to you that the strategic relevance of it and I hope you quote all those things, as what I saw as why getting bigger, faster, better was in the best interest of this — of the combined companies long-term.

But I have an awful lot of respect for Jonah, for what he and his guys have accomplished out there in Scottsdale.

So, before I introduce him, I’m going to read a quote from what’s actually on our leadership (binders). I was reading it last night and it’s from a guy from the French resistance actually, I don’t know who (Andrew Monroe) was until (Debbie) told me this morning.

(Debbie) was doing some crack research on the side.

If I can read this without my glasses, it says, “Often the difference between a successful person and one who’s a failure, is not one who has better abilities or ideas, but has the courage that one has to bet on one’s ideas, to take a calculated risk and then to act.”

And I think that very much describes Jonah Shacknai of Medicis the CEO and chairman of the Medicis Corporation.

Jonah?

Jonah Shacknai:	Well good morning. And Nick, thank you for a very charitable introduction, perhaps too charitable.

It is really a pleasure to be here today and a number of friends have asked me as I’ve shared with them when I was en route to Santa Barbara, whether I was nervous, would it be awkward, would it be weird? Because of course our two companies have been very effective and I think fierce competitors at least in one area of our business.

And my responsibilities was rather different. I said, “You know, I can’t wait to get there.” I’m extraordinarily excited because I think being able to share an opportunity and in a sense to be back at the ground floor of an opportunity, is something that one should be extraordinarily enthusiastic about.

So I would love to have been here Monday. It would have been inappropriate obviously because Nick and his very able team needed I think to visit with you guys and I really commend incredibly the way that he’s done that and the sensitivity and care that he’s shown.

But we were really championing up a bit to get in front of you, to introduce ourselves, and to talk about what we think is an extraordinary opportunity that we’re going to be sharing together.

Before doing that, I’d like to introduce several of my colleagues who made the trip to Santa Barbara, who have been really integrally involved and then thinking about this deal, will be an important part of the growth of our combined company. And I guess it’s important that we’ve associated the name of the phase.

(Cathy Chess) is our Vice-president for Human Resources and has been really a great person to work with, a fantastic asset and I think will be really important in this process as we merge benefit plans and health insurance and stuff like that, she’s really going to be critical and obviously an important part of our integration team.

Mark Prygocki is our Chief Financial Officer. Mark has been with us, I dare say for 14 years and really was there on the ground floor or the first ground floor and is someone who’s just been a remarkable asset to the company and a very, very trusted colleague.

Rick Havens is our Executive Vice-President for Sales and Marketing. And Rick has responsibility for most of the commercial aspects of our business.

Rick, like Mark and like Joe, like (Cathy) has been with us for a very long time and I think brings an incredible wealth of experience in the industry and has just been also a great asset to our company.

Joe Cooper, who’s sitting next to (Patty) and next to (Bob) is our Executive Vice-President for Corporate Development. And Joe as well has been with us I guess almost a decade.

It’s pretty near a decade.

And Joe has been a really critical element of helping to device our corporate strategy. We have engaged in several transactions over the years of picking up products, he’s been critical to that.

And I must say that Joe has been an extraordinary champion of this transaction and really was instrumental in making this happen.

So I hope you will feel if not today, then at some point in the future that we owe Joe and his colleague a tremendous debt of gratitude for making this marriage which we’re so excited about.

What I’d like to do as a guy that hates slides, is to maybe use a few slides to talk a bit about Medicis, to the extent that you may not have so much information about who we are and maybe to talk a little bit from those slides about the strategic rationale for this transaction.

Before doing that, I think it’s important to say that I really view this and my colleagues view this as a marriage between two incredibly strong and talented companies.

Two companies that have excelled in their respective field, with a high degree of complimentarily in the people, in the product, in the businesses. And a company that we have gained tremendous respect for, both because we compete in one area of our business, but also as a company in our case that has admired the work that you guys have done in so many other areas of your business.

Whether it’s the health business or the breast aesthetics business, it’s been an extraordinary success story.

And I think that a lot of the credit for success obviously goes to the people that work here as in any enterprise. And the leadership is also an incredible part of the success story. And I know that as Nick and I have become closer over the last two years, we’ve actually had a pretty good friendship going below the radar, despite all the (blah-blah) competition, we’ve had been very respectful good friends.

And I have shared with him how much I admire the work that he’s done here and just was an extraordinary transformation is taking place particularly over the last three and a half and four years.

And Nick has always shared with me how much confidence he’s had in the people here, his management team, the people that work at headquarters, in the manufacturing facilities, and certainly in the field, selling products.

And really was an extraordinary team that he’s been privileged to lead.

So it’s important that you know that, because from the first moment we met, Nick’s commentary was always about the people and the place and he’s had an extraordinary amount of pride in what he’s able to do, but I think recognizes that it’s not about him, it’s about you and your colleagues who are visiting with us on the Webcast today. And that’s a management view that we certainly share very importantly.

So, maybe I can warm up with a couple of these slides and what I’d love to do is give you this talk, I would be very spontaneous in some ways because again I’m not a slide guy.

But I hope at the end of it, that we’ll have an opportunity to ask as many questions as you guys want to ask.

And certainly we’re prepared to stay, I don’t want to disrupt your work day particularly at the end of the quarter, but — or maybe I do — but we’re prepared to stay here really as long as there are good and constructive questions that you guys want to ask.

So, please know that there’ll be every opportunity. So if I’m not comprehensive or encyclopedic about something, I’m going to be very quick to defer to my colleagues and certainly the colleagues from Inamed management may wish to participate as well.

So, I’m not sure how they even use this. I guess (Deb) you’re going to do this.

Okay, (Deb) has introduced herself as the most important person in the room right now.

Maybe it’s worth starting with our aspirations for this combined company. First and foremost we want to be together, Inamed Medicis, the partner of choice for everyone in our fields of commerce.

So, what that means is that for dermatologist, for plastic surgeons, for bariatric surgeons, for psychologists that are dealing with bariatric issues, we want this company to be their favorite company.

We want this company to be the partner of choice, a place that they look for solutions to their problems, and a place that they look to as a unit that adds tremendous value to their lives and the way they do business.

Now what this means in essence is probably the one thing that I stand for personally more than anything else in the world when it comes to business and that is, that this is all about the customer.

I am obsessed with customer satisfaction and a great customer experience for everyone that deals with our company.

And I think if there’s one cultural value that really transcends our organization that’s felt by hopefully everyone that works at the place that exist now, it is that it is about the customer. And our focus, every decision we make has a very customer centric element to it.

Now interestingly, I have exactly the same feeling about Inamed. And I have the sense that you guys have put customer values at the very top of your priority list and you have understood that there’s always lots of choices in the market.

You know, in any one given day, we may have the best product or someone else may have the best product, but time always catches up.

And what I’ve learned personally, is not to fall in love with product, but to fall in love with people and the idea of the thing.

Now for Medicis it’s been the idea of Medicis, the dermatology company. And that of course has taken on many different iterations as we’ve sold different products into the marketplace.

For Inamed, you guys understand that you are competing in some ways in markets where there are other choices that physicians and patients can make.

Now what is it that gravitates them towards choosing an Inamed product?

Well I think a lot of that has to do with the way they feel treated by the people that work at Inamed.

Of course, directly by the way they are treated from sales representatives, who are really one of the most critical parts of an organization. They’re the eyes and the ears and the voice of a company to our customers. But the way they’re supported, the way everything else is done, in the end really relates to one outcome and that is how is it going to feel for the customer, how will they appreciate that there’s a value added to doing business with this organization versus some other organization?

And I guess you have a little local competition here in Santa Barbara.

So what is it that drives the choice? It’s basically that we want to be well treated. We want to be respected, we want to feel good about the choices that we make.

And the more competitive a market is and it’s going to get very competitive out there over the next years in every aspect of our combined business, the more it is important that customers feel aligned with this company, this combined company. The more important it is that they feel that gosh, whenever I’ve got a choice to make, I want to make it in favor of this company’s product, even though there maybe another product that’s almost just as good or in some cases maybe there’s a product that’s just as good, that’s very difficult to differentiate.

They need to feel good about the decisions they make. And the truth is that all of us as consumers want to feel good about the decisions we make. We prefer to do business with people and businesses that treat us well, that treat us respectfully.

So, it’s really no different. And I think a lot of us in corporate work sometimes forget that we are also consumers ourselves. That the minute we leave our offices, we get in our cars, we go to one grocery store versus another, there’s probably a reason for that more than just geographic convenience, we shop at certain places versus others, we do business with certain vendors rather than others, we go to some doctors but not others, we put our kids in one school but not in other.

So all these choices we make as consumers are sometimes forgotten when we walk through corporate doors. And I don’t think that’s the case with this company but thank God, I think it’s the case with many of our competitors.

They lose their identity and they lose their bearing because they stop thinking as consumers. They forget that customers, consumers want to feel well treated, they want to feel respected, they want to feel that value is added. And they operate in a way that is — that smacks of arrogance and indifference to customers.

And that’s why this combined company, which is going to be an extraordinary powerhouse, is going to be able to command dramatic market share in every market that we enter.

That’s why when Reloxin is approved, Allergan has everything in the world to fear.

That’s why when silicon bust implants hopefully are approved in the near future, Mentor and other competitors have everything in the world to fear.

That’s why other dermatology companies fear Medicis today. Because they understand that we build relationships with our customers, we earn their trust, we earn their respect, and I know that that’s a common view that everyone in this room holds.

And that’s the basic reason that we are so enthusiastic about this transaction because we all understand that it’s about the customer.

Now we have another common theme, we are all interested in being the patient’s choice for enhancement of their overall health, beauty and self-esteem.

So again, another area of dramatic alignment between the company, we’re basically in the same business. We’re trying to make people feel better about the way they look, about the way they are, and their overall health and self-esteem.

So again, another very strong common link between our organizations.

We both believe I think very securely, that the future depends on innovation. And our ability to invest in research and development really predicts everything that’s going to happen to this company.

If we cannot bring out products that are better than other people’s products or in some cases just as good as other people’s products, we will be passed up by the competition.

So a very strong commitment to investing in research and development to managing that process in a very effective, efficient way is our guarantor of the future. Because companies again that rest on the laurels of what they have today no matter how successful, will become dinosaurs within 5 to 10 years.

And the pharmaceutical industry in particular, is littered with companies that were the golden boys 10 years ago because they had several billion dollar products. And today they are among the fallen angels of our industry.

I have to tell you when I went into this industry, I never believed that I would see the day that a company like Merck, which was the top of the trade, the most aspired, emulated company in the industry, would one day become one of the industry laggards, because something went wrong.

They felt that they were too smart, they stopped innovating the way that they had done historically and the world passed them by.

So I think the cornerstone of the future is this investment in research and development. It guarantees our customers that they’ll always have products from this company. It guarantees therefore our employees that by adding value to our customers, they’re going to have a good place to work that’s successful, that’s financially appropriate.

It guarantees our territory managers, our sales reps, that they will never be ashamed to walk into a doctor’s office with the products that they have to sell.

And that’s pretty important. Their state of mind is a critical element of this process. A sales rep should never, ever feel ashamed of a product that they’re selling.

And again, the best way to ensure that is by investing in research and development and making sure that we are always on the cutting edge of what’s happening in a particular category.

Now, as it relates to this transaction, let me sum up the big idea pretty easily, so there’s just no misunderstanding about it.

We at Medicis feel terrific about what we’ve done and I’m going to share with you a little bit about the history of the company. We certainly appreciate that there are many things we can be doing a lot of better, but we have a strong sense of pride, a very strong sense of community within our company, very few people leave our company because they feel good about what they’re doing and the way they’re treated.

But by entering into this transaction, which is sure the biggest bet of my career for sure, we have made a conscious decision that we want to create a new Medicis.

A new company in essence that is able to embrace a lot of the values that have been important in our development to-date, but also a new company that is open to the cultures and values that have been developed here at Inamed and certainly the best practices that have been developed here at Inamed.

So we go into this transaction with a genuinely clean slate, understanding that we are back on the ground floor. And that’s important in terms of opportunity.

I mean gosh, we have — I still interview every sales rep that gets hired in our company and it gives me a lot of ability to see what’s going on in the field, the kinds of people that we’re about to hire.

And for the last four or five years, they’ve said to me, “Gosh, I would love to have been here at the beginning because, you know, we know that so many people have become millionaires and how great it must have been to be part of a company that grew like this.”

And I’m kind of frustrated about what I can tell them. You know, I talk about how well, you know, it’s still a great company, there’s still plenty of opportunity.

This is the first time I can honestly say that I feel in the most positive way, that we’re back on the ground floor. We are beginning anew with tremendous resources, tremendous strength together, tremendous experience, tremendous capacity, but beginning anew to emerge as one of the great companies in the United States.

And I didn’t know that I would ever see that day again. So I’m pretty choked up just to have the opportunity to say to you that I believe with all my heart that we are back on the ground floor.

And the opportunities that we’ve been privileged to enjoy at Medicis will be enjoyed again by our combined company and that’s God for me, charge everybody up that’s part of this company. And I’m really excited about that.

(Doug), I think we’re — so, the Medicis story, I’m not going to dwell on this. But to those of you that may not have so much bearing in the company, it’s at least useful to know some of these things.

Our company was founded n 1988. I had come up with some other experiences in the industry and really felt that it was time to start a company. And we sensed that we could create great value by understanding that our customers — dermatologists at that time in the United States — were not feeling very good about the other companies that were in the industry.

Those companies were not treating them very well. They were taking their business for granted. They were morphing into other therapeutic categories that they felt were more important and really putting their second or third stringers into the dermatology area.

And we felt that was a tremendous opportunity because when people aren’t feeling well-treated and respected, their natural susceptibility is to go somewhere else. And that’s true of anyone, employees, consumers, dermatologists, plastic surgeons.

So we sensed that there was a great vacuum. And that vacuum presented us an opportunity to introduce the Medicis brand and to tell them what we stood for and to show them overtime that we would be their favorite company to do business with. And all that happened.

We raised money in 1990 in an initial public offering. We’ve had a very successful and stable stock experience for our shareholders. I know last year we were the No. 1 pharmaceutical company on the New York Stock Exchange for a ten-year return.

And ten years is important because that shows a lot of stability and consistency. I think this year we moved down to No. 7 or something or No. 5. Again, of all pharmaceutical companies in the United States over a ten-year period, I think we’re 11 of all listed companies in the United States.

Now I’m more interested personally in the long-term feel of things because that’s what great companies need to do. They need to show consistency, they need to show stability, they need to show growth in ways that are sustainable, not ways that are a flash in the pans, but rather a way that suggest that there’s a cogent strategy, that they have credibility with their shareholders, and they’re able to deliver on their promises every quarter, every year for long periods of time, because they’re rolling out a strategy that has that promise to it.

So among the things that I’m most proud of is the consistency that we’ve shown to long-term investors. And those are the kinds of investors that we want to be part of our company.

We want our employees, our colleagues to be long-term investors in the company, and we want our shareholders to be long-term investors in the company. And so far, so good.

We’ve had a number of stock splits and that’s — as you have, that’s just the kind of good things that happens when a company stock progresses nicely.

We began our listing with the New York Stock Exchange, moving over from the NASDAQ in 1998. And we felt for us that was a very positive move. It ensured a lot of stability in our stock. We like the New York Stock Exchange and it felt very good about that decision.

Some of the original thoughts that brought us into the dermatology market.

It’s a marketplace that exceeds $5 billion in opportunity. Now that may not seem like much to a lot of big pharmaceutical companies, but it certainly seems like a lot to us. We’d like to have most of that $5 billion as part of our revenue-base and I think you all understand that that would be a lot of money to a company like ours.

The market importantly is driven like your markets are, by a relatively few number of practitioners. So the discipline that we’ve developed from the sales and marketing standpoint, is the discipline of relationship development.

We understood that to be successful, we would have to win the hearts and minds of 3,200 dermatologists in the United States that account for more than 80% of our business. And we knew that the way to do that was to make them feel good about their interactions with Medicis.

Obviously, they had to feel good about our products, but we wanted them most of all to feel good about us and their dealings with us. So that’s what we set out to do. And we did it one-by-one-by-bone.

And I feel very confident in saying that there is not a company in the United States that has a stronger relationship with its customers than does Medicis. And when I speak of these customers, they’re principally the 3,200 office-based dermatologists in the United States.

And it’s why every one of our products is the No. 1 product in its category, every single one of them. Every product we’ve ever launched has wound up as the No. 1 product.

I’d like to think it’s because the products are so terrific. I can’t tell you that with a straight face. I can tell that they’re all excellent products. But I can tell you that in each instance, our customers have been cheering for us and helped us to be an important part of this success.

So we kind of thank our customers and we remind ourselves everyday the bets of the choices our customers make, we wouldn’t have the No. 1 product in each market. So we are very proud of having been able to develop that relationship.

This is sort of a segue to say that we think we’re by far the best dermatology company in the United States. We think that Inamed is by far the best plastic surgery company in the United States.

And we think that your relationships with plastic surgeons who have been your principle customers over the years, that account for most of your revenue, will in fact say, if asked that Inamed is their top choices of partner.

So, from a strategic point of view, imagine the possibility of taking the best dermatology company, the best plastic surgery company and putting them together in one company. It’s an extraordinarily intoxicating possibility as far as I’m concerned.

And I think that’s why we should all feel very, very good about this transaction.

Our mission statement as easily as not could be your mission statement and I mean that historically not going forward. Helping patients attain a healthy and youthful appearance and self-image.

Now we can add to that of course, because of the health business and the importance of that business that we’re actually making significant contributions to public health. And that’s been a very, very important part of Inamed success.

We look forward to being a very important part of the success of the combined company. So, probably the mission statement is going to need some tuning. That’s obvious.

Our strategy over the years has been pretty consistent. I remember projecting this very slide about 10 years or 12 years ago in front of the financial community and I feel good about the fact that we can still project the slide because again, it shows the consistency of strategy that has now gone on for more than a decade.

We of course are interested in selling the hell out of our products. So core brand growth is a really important part of our business. We fight hard and we fight to win in every market that we compete in and we want to be the No. 1 player again by creating value for our customers.

So a big part of our strategy is taking our existing products and making sure that in the coming year, they’re even bigger and more important products.

So, growth is important and we don’t think that growth can only come from new products. We think growth can also come from maximizing the potential of products that we have on the market today. And it’s really hard to reach a point where potential is maximized. I don’t know that I’ve ever seen that.

Product development, I spoke of this earlier. R&D being the cornerstone of our entire thinking process , because it plays into this customer-centric model.

We have got to be innovators. We’ve got to invest appropriate amounts of money to make sure that the future is as bright as the past and that our customers don’t feel that we’ve taken them for granted, even with great customer service, because we’re asking them to use or to prescribe products that are yesterday’s product, not tomorrow’s product.

So these two is a really important part of our value structure.

It is abusive to use a relationship, to ask a customer to do something that is not in the best interest of their patient. There’s no question about that. It’s abusive to do that.

So the only way that one can keep a clear conscience, to respect the relationship that in other ways is very well served, is to make sure that when physicians choose to do business with us, they know that they’re getting the very, very best products that are available.

And again, the only way to do that is to make certain that the R&D process has integrity, that it moves forward in predictable ways and it always focuses on making better products that have an innovative edge to them.

We, as a company, have been very open to collaborative relationships. We welcome the chance to work with other companies, particularly in the technology area where they have a special skill or capacity that we don’t have.

So we have been very free to borrow from the others, their expertise of — in some cases in certain aspects of product development, in certain cases chemistry, and obviously going forward, they’re going to be a lot of opportunities to collaborate as you have done, (Ibsen) being a great example of that, from these relationships with others.

To recognize if someone else may have a technology that we don’t have and we need to go after it and find a way to work with them in a fashion that makes it a good deal for them and a good deal for us.

And probably a slide that isn’t going to get a whole lot of play after this transaction and that is strategic acquisitions. We have, I think, been very vigorous over the years in picking up technologies.

We’ve bought a number of products, we’ve taken, in some cases, products that were number 10 in the market to an overwhelming position of leadership in the market and we’ve done that repeatedly.

Every product we’ve ever bought, we’ve taken to the number 1 position. We’ve never bought a number 1 product. They’re not for sale so often, oddly enough.

But we have made a conscious decision that with this transaction, with the merger of these two companies, we really need to hunker down, stay focused on the knitting, do the right things for this company, make as many technology acquisitions as are appropriate to feed this R&D process.

But this is the bet — this is the bet. So I think it’s going to be very quiet going forward. Our — we are not a consolidator in the industry. We’re not (rollup) artists. This is — as I said earlier, by far, the biggest bet and we think it’s a great bet, a calculated bet that we have ever made, because we are essentially betting our company that this new company will be the greatest thing ever.

That’s really what’s happened here.

I have gone to our board of directors with the support of my colleagues. We are going to our shareholders and we’re telling them that we’re willing to make a multibillion-dollar bet that we can make a company that is the strategic leader, the sales and marketing leader, the R&D leader, and the customer service leader in our industry, and that bet has to be the right bet.

So we are extraordinarily committed to making that the right bet. But I think going forward, you should not have an expectation that we’re interested in buying other companies, other things, that’s probably not what will happen.

The focus of Joe Cooper and his group will be leading — is really one that’s devoted as identifying technologies, opportunities that are small at the beginning, but have the potential to be much larger once they’re developed.

So when we talk about what happens with this merged company, we’re talking about a stronger growth-oriented company, stronger than each of us individually, but creating a powerhouse when we’re together.

Complementary products, we believe that even, in the facial aesthetics area. That seems a bit counter-intuitive, but we actually believe that. When one does an analysis of these product lines, we think there are complementary opportunities for our customers and we’re excited about that.

And certainly, in other areas of the business, the complementarity is absolutely obvious. We are not in the breast implant business, we are not in the LAP-BAND business, the health business so to speak.

We as Medicis, have a very thriving, successful operation in United States and Canada. And again, we have market leadership in both those countries. We have no global presence whatsoever.

So certainly, one of the great things that happens with this merger, is that we will become not just the powerhouse in North America, but also a powerhouse globally.

We will be the market leader particularly with a few other little things that we have in mind with our partners in Europe. We will become by far, the global leader in aesthetic medicine. And that’s in the existing markets.

Nick and I sort of had this (frothy) conversation some weeks ago, we’re talking about China, we’re talking about other markets which are really, at this point, a tip of the iceberg in terms of opportunity.

So we see this international presence as very significant for the company. We see it as a presence that will grow, not only by further developing the existing markets, but with the Reloxin of course introduction in (OUS) markets and potentially the chance to collaborate with Q-Med a little more in those markets which we’re very excited about.

And then certain of these Asian markets, we think are just going to be powerhouses for the future, as companies like China and India have just become incredible growth engines for the world economy.

And I think we know that there’s an almost near fanatical obsession with plastic surgery in China and that’s going to be a very important thing to become a participant in that market.

So the idea of having 1,500 employees, I think speaks to the size and strength of this company. The idea of full operations in 12 countries and probably expanding that into some new places, doing business in over 60 countries, that’s the definition of a global powerhouse.

R&D is something I’ve spoken a lot about today. The ability for two companies to come together with the financial scale being almost a billion-dollar company and having a consistent commitment to invest somewhere between 5% and 10% of its annual revenues in research and development, we think is a very exciting possibility.

Like you — we have been limited to have to choose projects that are most important to us, given limited resources for research and development. But the idea of being able to make more choices, better choices, with the financial sophistication to be able to make those choices and the capacity is incredibly exciting.

And I’m sure if you talk to anyone in R&D, to anyone in senior management of a company, their biggest frustration is that they don’t have enough money for R&D, that hard choices have to be made and sometimes those hard choices lead great opportunities on the cutting room floor.

So we are excited to have the financial scale to be able to make more and better choices and to expand the R&D infrastructure even further. It’s a critical reason that this transaction needs to happen.

We feel that together we will offer world-class customer service and business support function. We think that our customer service has been excellent at Medicis, but, you know, when we look at all the terrific operations that you have that don’t even exist at Medicis, in terms of the customer service framework, it’s very convincing to us that again together this is going to be an important dynamo that must be committed and will be committed to offering great customer service in every aspect of our business.

And I think, in many ways, we can learn a lot from what has happened here at Inamed.

And it also goes without saying that in a growing company, because a rising tide lifts all ships, there is going to be significantly more opportunity for advancement.

As we grow, as more people come into this company, there will be more opportunities for those of you that have management aspirations or just want to expand the purview of what you’re doing by increased training, increased experience, to be able to move forward in your careers.

Instead of having limitations on a company because of inherent limits in market size, we are in essence opening up those limitations and reaching forward toward the sky with this transaction. Because with opportunity for a corporation, must be opportunity for the people that make a corporation great and we’ve certainly stood for that at Medicis, I know you have, Nick, in your management at Inamed, so I see that as a very bright future whether someone’s in the sales organization and wants to become a regional manager or a training specialist or a marketing person, whether someone’s in R&D and wants to have a greater degree of sophistication in the work that they’re doing, whether someone’s in information technology, all over, there’s going to be a much greater opportunity for advancement and career progression in this new company.

And it also goes without saying that because of the scale of this company, the opportunities to work in what we call the learning area of our business which is really the development and training area, will expand, again, more resources, more possibilities.

So we’re excited that even people that may not have significant aspirations to advance on a corporate ladder, may have aspirations to do their job better, to be trained to do new things that make their jobs more interesting, these are all possibilities within a large company that has the kind of scale and power that we’re going to have.

Now, there must be an awful lot of curiosity about what’s going to happen. It would be only natural. And when Nick and I first talked about this, I think we both, we’re very committed to the principle that this is a growth merger.

It’s a merger that’s being done to facilitate expansion, to maximize opportunity, to scare off those that would want to take markets from us in the most positive way because they know they won’t be able to beat our customer service, they won’t be able to beat our innovation.

But we, from the first moment, identified that this growth opportunity was one that would really not involve the displacement of a lot of people in either of our organizations. And we committed ourselves jointly to the idea of integrating these companies in the most constructive and balanced way possible. And we felt the best way to do that would be to hire experts to advise us in this process.

So months ago, when this was first being talked about at a very preliminary level, we went out and hired McKinsey & Company which is probably one of the best business management consulting firms in the world.

And their global operations have been involved with every positive integration that has occurred in the corporate world probably over the last 50 years. And we’ve had extraordinary experience in the pharmaceutical world where a lot of companies have come together.

Now, when we hired McKinsey, we impressed upon them, first and foremost, that this was about growth. And that all biases toward preservation and toward helping people to do more, better things in every way that we can.

And that has been the orientation with which they have advised us in this integration.

We start with a proposition that the people that will work in this combined company are our greatest assets. That everything starts and ends with the people that work in the company.

So if we stand for customer service, we can’t have customer service without people that are committed to it. If we stand for innovation, we can’t have people that aren’t innovators and aren’t committed to the idea of innovation.

In every other aspect of our business, we will be identifying a customer. And whoever that customer is, understanding that the endpoint of all customer relationships is the economic customer, there — we recognize that they’re our corporate customers.

When someone is on a legal team in a corporation, their client is the corporation, their client is really the people that have to perform different functions that require legal advice. They don’t have different clients on that.

When someone is in information technology, their client is the corporation and the people that work in the corporation. That’s their customer.

So if everyone understands, well, who their customers are, their interests are aligned with those customers and they’re committed to their customers, that’s the greatest thing ever. And that’s really the powerhouse of the corporation.

So we as a company start off with that belief structure. And that is the core belief structure in this integration process, that people are the greatest asset of that a corporation can possibly have. And without the right people, nothing good happens that is a sustainable process over time.

Clearly, what we need to do in this interim period until the full merger occurs, is to maintain the high performance levels that you guys have achieved and that we have achieved at Medicis as independent companies.

We each have very strong customer relationships, that’s going to be a huge asset when these companies come together and we’ve got to maintain those relationships to really nourish them to talk up the strategic value of this transaction of course, but of course to keep on with business as usual.

And certainly in those areas where there is some degree of competition between our companies, it is business as usual. You guys need to do what you’re supposed to do in facial aesthetics, we need to do what we’re supposed to do in facial aesthetics.

And we kind of have to agree intellectually that until the merger occurs, which will be some months from now, in that narrow area, we are in a competitive framework and we each have to do our best to maximize the success for our company.

And needless to say, in all other areas, we’ve got to do our absolute best because the consistent performance of these companies is really an integral part of shareholder confidence in this transaction.

We have to build a new business model that is the best business model. I spoke of this earlier, borrowing from the best practices that each company brings to the forefront.

Not having a predisposition that one company’s way of doing something is better than another company’s way, but with a team that has equal representation from each company to really decide the best way to go, to make decisions that are fact-based, that have a lot of sensibility associated with them, and again don’t have a predisposition for one thing versus another.

So it’s about best practices.

An important part of our success — and I know yours — has been fiscal responsibility. Establishing budgets each year, understanding what has to be done within those budgetary parameters, and doing it.

Now, part of a budget is the revenue side of the budget. So if there are goals that a sales organization has, we all need to support those goals and do everything possible to help achieve them.

If there are goals that the research and development department has, again they have to meet those goals within the confines or constraints of their budgetary parameters. And so it is for each department inside the company.

So I know that we have a common culture of exercising fiscal responsibility.

That doesn’t mean being cheap, it means being smart. Spending money in ways that make it work, not taking money for granted from our corporate standpoint, not wasting money, always looking for opportunities for frugal finance.

To do as good a job as someone else can do, but maybe with a little less money because we’re a little smarter about the way that we do it. And that’s been an important concept for us and I know you’ve had the same sort of fiscal responsibility within Inamed.

The idea of the integration is to maximize value. To understand that for this transaction to deliver on all of its promise, we have to deliver on all the good that both organizations bring to the table.

So every element of the integration should be with the endpoint of best practices in either company and maximizing value for the company that emerges from this transaction.

And I spoke earlier of the joint taskforce. Nick would be designating several people within Inamed as sort of super team leaders. There will be lots of team leaders in different substantive areas of your business and you will have a counterpart at Medicis.

So these teams will be working together, with the advice and participation of McKinsey & Company, to look at all areas of the business and figure out what the best thing to do is.

And I — again, maximizing growth, maximizing opportunity and value, they’re going to figure out what the best thing to do is.

So of course, there are not a lot of answers now to some of the questions, but understandably, it would be top-of-mind for you. And I don’t discourage you from asking them in a few minutes.

But this process is about exploration, it’s about coming together and doing the right thing the right way. And we’re going to be participating equally in that decision making process. And I think that’s exciting.

The idea again, is to utilize talent. We understand that there are tremendous opportunities that’s in here in this transaction. There’s tremendous talent in each company and bringing forward that talent and maximizing it to the benefit of the company and to the benefit of individual opportunity is a critical element of this process.

So we’re really keen on that.

And we recognize going in, that you have an incredibly talented organization, that in many areas of your business, I would say probably does a better job than we do. And that’s a good feeling to have when you enter into a merger because you really understand that this is a partnership that can create great opportunity for everyone that moves forward.

We need to move quickly to operate as one business. So the date that the merger occurs, that day there needs to be one management team, there needs to be one operating plan and that’s a budget and strategic priorities for the company.

And of course, until then, I spoke of business as usual but on that day, we rise up from the ground floor. And we will rise up as one team with a clear set of directions, with a common set of values and an emerging common culture and we’re going to do great things from that one day.

And that’s really exciting.

So before I answer questions, I guess, again, what I’d like to do is just share my extraordinary enthusiasm for what’s about to happen here. We are going to together create the greatest company in the world in the field of aesthetic medicine and in the field of weight management from a surgical standpoint.

We are excited about that extraordinarily. We are proud of what we’ve done as you should be proud of what you have done. And taking that pride and that success and that feeling of confidence of being a winner into this new company, I think is going to make us an extraordinary powerhouse that I predict will become the envy of the industry.

I believe that everyone in our industry is going to want to work in this company, because they’re going to understand that people do well in this company, they’re paid well, their contributions are recognized in every way that they should be, that we recognize that it’s about the customer and that our customers will love us and respect us, that we recognize that it’s about innovation, so that our products are always the best products in the market.

So when I look at the future of this transaction, I look with clarity of thinking, a strong sense of purpose, an absolute conviction that this is going to be an extraordinary opportunity for us together, it’s going to be an extraordinary opportunity for our customers, and it’s going to be an extraordinary opportunity for our shareholders. And that makes me very excited.

Thank you for that politeness. I go – I’d love at this time knowing that mics are setup around the room to answer any questions that you have about anything that I’ve talked about or not talked about.

And again, I warn you that I’ll be very free to defer to colleagues when I think that they have more, better information.

And I’d really encourage your participation. You know, part of our corporate culture at Medicis is to really end each meeting, whether it’s a sales meeting or a headquarters meeting with as much opportunity to ask questions as people have questions.

And, you know, I have sometimes worn out an audience by being willing to stand up and answer any questions that come to the last man.

And we would perhaps begin in a good way by inviting your questions, however difficult they may seem, however awkward they may seem to ask at this point.

(Theresa Pfieger):	Hi, I’m (Theresa Pfieger) in Product Support.

I want to thank you for that wonderful presentation. You’re so well spoken.

I think my question will be easy to answer. Is there anything preventing current Inamed employees from purchasing Medicis stock on the open market today?

Jonah Shacknai:	That was an excellent question.

I — yeah, I don’t know, but it sure is a good value right now. I don’t know the answer to that.

Man:	(I know for a fact that) Medicis employees can’t buy Medicis stock and the Inamed employees can’t Inamed stocks (unintelligible).

Woman:	I don’t have an answer.

Man:	Thank you.

Jonah Shacknai:	(Debbie) comes out of nowhere.

I don’t know the answer off the top of my head. It’s something we can check on right after this meeting and maybe send an email or maybe not an email — we probably don’t want that in writing, buy Medicis stocks.

I sure as hell would like to be buying Medicis stock right now at these levels. So I don’t know the answer to that question, but we’ll have to find out.

I mean suffice us to say that that like you, we have a strong set of policies that discourages the trading of stock around times when there is any information available to we as employees that would not be available to the public. And like you, we’re very scrupulous about enforcing that.

But it’s a really interesting question. And at this point with the exception of maybe about a dozen people who have been involved in the transaction, there probably isn’t a lot of information that you would know that wouldn’t be available to the public.

And, you know, I would hope we could find a way to say, “Yes.”

Man:	I would love to find a way to say, “Yes,” and will ask the right questions of our attorneys who’s really guided by the legal process.

But I would imagine right now you have access to information as Jonah just said, I would act cautiously and will discuss — I know Medicis has a policy internally.

If you’re going to buy with any — either one of these companies that you contact, (selling in our) office first and I’d recommend that also. And I don’t know if we can setup maybe a contact person at Inamed that if you had the desire to do so, that you contact that person first.

Do not put yourself or the company at risk.

Man:	(Joe Nucum) probably.

((Crosstalk))

Man:	You’re being pointed to Joe.

Man:	Well, we have a policy where when an employee wants to trade in the securities of Inamed, they have to fill out documentation that comes across my desk.

We have also looked at the question on a preliminary basis with (Larson Forster) and you could put forth an argument that to buy Medicis stock now is indirectly participating a value in the stock or a backdoor participation and buying Inamed stock. So we are looking into it.

Jonah Shacknai:	Yeah. We’ll come up with an answer and find a good way to disseminate it. But always a good idea to ask first and check first of course. So thank you for asking and thanks for the spirit of that question.

Man:	(Unintelligible).

Woman:	We do have a message from one of our sales reps that Medicis stock is up $1.20 today.

Man:	(Unintelligible).

Man:	Can I have the name of that sales rep, please?

Jonah Shacknai:	Well — yeah.

I think it’s important to know and kind of looking it the way these stocks trade over the short-term, the days ahead, the weeks ahead, that there is going to be a certain amount of disequilibrium because all the scavengers in the financial market, the sort of — those that arbitrage stocks, that buy one against another and vice versa, will be doing so and kind of setting up positions so that they can make the most money when companies actually merge, you know, whether that’s in three months, in five months whenever it is, so that it occurs.

So, there going to be a lot of weird things that go on. But I think our shareholders and I believe yours understand the fundamental value and sensibility of this transaction. And they’ve been very excited about it.

And they don’t know nearly what we know collectively about the opportunities that lie ahead. You know, they’re always a little bit behind I think in recognizing opportunity. So, I think this is going to be great.

Now, you know, I’m not a guy that watches the stock everyday and I’m sort of famous inside our company for going through the day often without even knowing where the stock is trading.

And sometimes I even wait till I open the paper the next morning, even though I get a printout everyday, because it’s really not about what happens on a given day or in a given week or in a given month. It’s about the long-term.

And it’s about building value, building equity over a long period of time because that’s where we expect our horizon to be. And when we make decisions, they should be good decisions for the future, not just good decisions for today.

And when we invest in people, when we hire people, when we develop people, it’s for a long-term view, not a short-term view.

So I think we’re consistent in this philosophical approach. And I’m sorry.

You’ve got a question (there).

(Linda Sharm):	My name is (Linda Sharm). I work in Product Development and Health.

And I was just wondering, everybody knows what a breast implant is and — I’m sorry, I’m really bad with microphones. Everybody knows what dermatological products are, but nobody knows — not very many people know what a LAP-BAND is.

How do you see the company making that more of a household knowledge? Number 1.

And number 2, how are we going to beat J&J when they get on the market?

Sorry, I’m not good.

Jonah Shacknai:	That’s a great question.

I’ll make a little joke out of it but you speak of it being a household name. And we probably want it to be a household name in those houses where they’ve made some poor choices about their food or their generics haven’t come out well. Probably, in some houses it’s not important that it’d be known.

But in the right places among those patients that suffer from obesity or family members or friends, it certainly needs to be known as a procedure which offers extraordinary hope for life changing transformational process, but with a degree of safety and confidence that one wouldn’t find typically in bariatric surgery, yet the predictability that one wouldn’t find with — but for people that may want to lose a few pounds, it would be a regime of diet and exercise.

It’s been fascinating. I was by complete coincidence speaking at a conference about three or four weeks ago in New York City. And it was my college. The place where I went to school throws a biotechnology conference every year and they ask me to be one of about four speakers.

And I was definitely the lightweight among the speakers because they had, you know, these Nobel class characters. They were giving very, very substantive lectures on many subjects.

One of the speakers was a guy called Rudy Liebel who is probably one of the most famous genetically-oriented guys in the world and his himself a person talked of as a potential Nobel Laureate.

And his work has been in obesity. He discovered the leptin gene. He’s just been an extraordinary powerhouse in trying to understand the genetic or predispositional characteristics of obesity.

So I listen to his lecture and he went on for about an hour and it was really the first time that I understood in a very direct way that a lot of what goes on in people’s lives in terms of their weight and their comportment is predetermined from birth.

And that yes, their food choices have an extraordinary impact on how they turn out, environmental factors, are they active or are they sedentary.

But in essence, with a lot of people, there is this predetermination genetically of what’s going to happen. And this guy projected sets of homozygous and that is identical twins and heterozygous twins, fraternal twins and he projected hundreds of them in a course of about five minutes.

And these identical twins had exactly the same body habitués. It was extraordinary. If one was morbidly obese, the other was morbidly obese. If one was very thin, the other was very thin.

So it was, you know, you can say, “Well, you know, what happens, if they grow up in the same household and they were serving spam three times a day and other stuff.” And, you know, I was thinking that.

And then he started projecting pictures of heterozygous and homozygous twins that were separated because of life’s circumstances, not just in the United States but also in other countries.

And they all turned out, you know, with a 99% degree of correlation the same way. So I think part of the story in the health business is creating a little more sympathy and understanding for those people that have a genetic predisposition toward obesity.

And that’s going to go a long way I think in getting payers and others to understand that it’s not just behavioral characteristics that lead to this condition, but rather there’s a very dramatic genetic component. So that’s one part of this that I think needs to be very important.

I read also last week that a major medical journal for the first time in history has published a study that projected that the life expectancy in the United States which is almost 78 years now. If you’re born today you have a life expectancy of 78 years and that takes into account people that don’t make it past the first year, it takes into account people that don’t make it through childhood diseases or through their 50s.

So all the people that will be born in the United States the life expectancy right now is 77.8 years.

And it spoke of the fact that because of the epidemic of obesity, these authors project that the life span in the United States for the first time ever, is actually predicted to decrease two to three years.

And this is meant to happen I guess over the next decade because of this obesity epidemic. And Nick has talked about obesity being the smoking of this century that, you know, in essence smoking was a horrible scourge on public health, we pay enormous suicidal consequences for people that have smoke and do smoke and will smoke and that this is really an epidemic of similar proportion.

So I think a big part of making this a household talking experience is really to help those that want to give visibility to the subject of obesity and its dramatic consequences on life expectancy and of course health output.

This is without even discussing my new share of all the diseases that can result from obesity.

So the big picture is, let’s talk about this as a condition and as a disease and legitimize it as a talking point, so it’s not really a fringe conversation for someone who isn’t watching what they’re eating or not exercising enough, but something that we face strongly as a society, that we all have an investment in. Because the healthcare cost associated with obesity will strangle all of us as we go forward and they will strangle our kids from a fiscal standpoint.

So understanding that, is kind of the first step.

The second step again is to try to communicate to the community, that there are methods of intervention that can have dramatically positive effects, but yet carry much less risk than major surgical procedures have the capacity to be adjustable, so that they can move up and down with the person’s condition and I know there are some exciting developments in that area.

And finally, that can be withdrawn if a person reaches a point of equilibrium that’s somehow will be sustainable.

So tremendous attributes associated with this product and again I think telling us stories, you guys have done brilliantly in those that you have reached, is an important part of the story, putting more resources to bear that becomes important.

Your question asked, how we’re going to beat J&J?

Well, I think you need to look in the mirror and ask yourself that question.

I note that in the competitive market in Europe, the Inamed LAP-BAND is the winner in that competitive circumstance. There must be a reason for that, whether it’s product superiority, better knowledge on the part of the sales force, whatever the explanation, a better customer experience for the bariatric physician, whatever the experience that’s going on there, needs to be studied very carefully so that we can borrow from it in the United States.

Johnson & Johnson is a tough, big competitive company. Clearly, this transaction provides a lot more resource for every aspect of the business, including the health business. And I imagine that, you know, Johnson & Johnson isn’t quivering in their shoes probably the way Allergan is today, but they could not look at this as a positive development from their point of view.

Because they know that we will together be a very aggressive company in marketing, they know that we will demand innovation in the LAP-BAND, so that when their product is brought to market, we’re already moving towards future generations of LAP-BAND that have significant points of differentiation from the product that exist today. So there’s a lot of elements about competition.

Cheerfully, there are relatively few bariatric surgeons in United States. So the ability to develop a relationship that has currency and value with those physicians really is critical. And it is the thing like all other markets that will sustain a company and a product in the course of competition, provided that product is always as good or better than any other product on the market.

So I don’t know if that’s responsive at all. It’s certainly long winded, but...

Other questions, please.

Operator	If you would like to ask a question over the phone, press star, 1 at this time.

(Jeff Jones):	Hello? Hello...

Jonah Shacknai:	Hi.

(Jeff Jones):	Thank you for coming and presenting. My name is (Jeff Jones), I’m a molding operator, work for manufacturing technology and support. Few questions.

If (unintelligible) would those let go receive severance pay. I know that you’ve made a convincing argument that many would stay, you know, that this merger goes through, but that’s the first question.

Jonah Shacknai:	The answer is of course. I mean in some ways, one wouldn’t want to dwell on that subject because I think the presumption should be in favor of opportunity and that’s what’s going to be the overwhelming experience within both companies.

And I said earlier that there should be no assumption made that there is a predisposition in favor of systems or people or anything else on the medicine side of the equation.

We think this is going to actually affect very few people, very few people from the 30,000 foot view and there are some parts of your business that we think are superior to parts of our business.

So, you know, in some ways I can answer this question as easily in Scottsdale as I could here.

But of course (Cathy Chess) and her colleagues will be working with compensation experts and everyone at either this company or at the current Medicis will be treated in a fair and appropriate way, whether they choose to stay with the company, as I hope the lion’s share of people will or whether there’s a different outcome.

So the answer is of course and I think everyone can take confidence that there would be exceptionally fair treatment no matter what the circumstance.

(Jeff Jones):	Secondly, how soon would we know about benefit changes?

Jonah Shacknai:	Well, it’s a very good question and one that I’m sort of close to. I know nothing about our benefit structure. I’m going to defer to (Cathy) in a minute. There’s one thing that I do know about and that’s our health insurance.

Mark is probably the only person here who’s been in on these conversations, that probably took place a decade ago. But one of the things that we stand for very firmly is extraordinary health insurance coverage and benefits.

And particularly, extraordinary coverage in the event that something serious ever happens to someone that works with us or someone’s family, their dependents.

And one of the principles that we’ve stood for is choice, make — having all of the people that work at Medicis have great access to choice, whether it’s in choosing physicians, choosing medications. You know, we’re not a company that slams generic drugs down people’s throat, how could we after all?

But importantly, we have had tragically some employees who have had family members particularly kids that have had extraordinarily alarming health events in their life. In some cases with an awful outcome.

And we have as a company, spent millions of dollars in individual cases to make sure that the families of people that are affected understand that, you know, a lot of what’s going to happen is in the hands of God, so I mean there’s a lot of faith to life and just a lot of random events, but never should an outcome be determined by a feeling of limitation.

So if someone is sick or someone’s loved ones are sick, they should be able to go to any doctor, anywhere in the world that has excellence in care, that provides the best treatment option, again particularly for someone that has something really significant.

So I think what you’ll find when you examine our benefits is that they really do provide particularly on the safety net or the catastrophic side, as much comfort as anyone could ever need, because that’s the last thing that anyone should ever worry about at a time of enormous crisis in their life or in their family’s lives.

And I have been thanked privately by — over the years probably a couple of dozen employees who have said to me, you know, we got the best possible treatment for my wife, my husband, for my kid.

We never had to worry about whether our health insurance would cover this and it was an enormous weight lifted off of our shoulders to know that we could just do the best thing.

So that’s the part of this that I know most about. I’d invite (Cathy) to elaborate in anyway that she thinks appropriate.

(Cathy Chess):	I would just like to add that as we’ve had the opportunity to learn more about the benefits that Inamed currently offers its employees, there are probably many more similarities than differences between our benefit plans at this point.

And as you heard Jonah mention in his comments several times this morning, we really are planning to look at this as starting over, building from ground zero.

So we’re not going into this with any pre-determined decisions about implementing all of the Medicis benefit plans into the new organization. We really do want to look at what both companies offer, what’s going to the make the most sense as we think about what this new company is going to look like, and try to pick again the best practices, the best benefits, the best policies, procedures that are going to make sense for us all as we move forward.

(Jeff Jones):	Thank you.

And lastly, the merger with Ascent Pediatrics in 2001 took about one and a half months from announcement to completion. What factors do you see lengthening or preventing the present agreement to merge? If you can comment on the similarities and differences.

Jonah Shacknai:	Sure.

Well, it’s a good question and it’s a legal question, I’ll try to answer it as best I can. Because this is such a big merger, I mean, this is a merger that’s going to create an almost $5 billion company after all.

It is a merger that is going to require by law, a lot of scrutiny from the Federal Trade Commission. And they will be interested in making sure that the markets that are served by our companies will remain competitive and fair and create opportunities for competition for other companies.

That process, can take anywhere from 30 days at a minimum, to several months really depending on the mood and the appetite of the staff at the Federal Trade Commission.

We feel very good that together we’re putting forward a very strong argument about the complementary of our product lines. And I have to tell you that one of the things they must look at by law, are future competitors in the market.

So we know and of course the only area even potential overlap is in facial aesthetics.

We know for example that Johnson & Johnson has a very active development program. We know that Mentor has a very active development program, we know that Aventis is in this market. We know that Allergan is in this market.

So we think there’s a very strong case to be made that while we know that we’re the best company and we’ll emerge as a super powerhouse because of our values and the way we service our customers, that in fact these are very competitive markets, yes we will win in these competitive markets, but we will win by being the best, not because of the product mix that necessarily comes into the transaction.

So we’re hopeful and confident I guess, that they’ll review this, they will either take their time which government agencies can often do or though, have too much else to do and they’ll move it through very quickly.

That’s probably the single biggest element that’s metering the time of the closing of the transaction.

Of course our respective shareholders must approve the transaction and there are documents really proxies that will be filed I guess in the next 20 days or so – sooner, later about that — that will inform our shareholders about the transaction and solicit their vote in favor of the transaction.

But we’re really not going to be able to have that vote until the Federal Trade Commission is done with its work and will again confident that it will happen. It’s just a question of how quickly they move.

(Jeff Jones):	Thank you.

Jonah Shacknai:	Thank you for the questions.

Woman:	(Unintelligible).

Jonah Shacknai:	Sure.

Woman:	(Unintelligible).

Jonah Shacknai:	Operator, are there any questions from the other locations?

Conference Coordinator:	No, there are not at this time.

Man:	Hello, monsieur.

Woman:	Hello.

Jonah Shacknai:	That must be from the French subsidiary.

(Martha Weston):	Hi, my name is (Martha Weston), I’m from the clinical research department. My question is for (Cathy).

I’m curious as to whether Medicis currently uses an automated time keeping system for their non-exempt employees and are not (unintelligible) we do.

(Cathy Chess):	I’m sorry, I didn’t catch the last part of your question.

(Martha Weston):	I just want — because we’re so – are quite archaic in newspaper.

(Cathy Chess):	Well, we actually do have an automated time keeping system.

(Martha Weston):	Right answer — correct answer.

(Cathy Chess):	But I will tell you it’s not ideal. There are things that are great about it and things that actually we’re working through right now to try and improve the effectiveness and — to make it more user-friendly for those people that need to use the system.

But, yeah, we have moved away paper and it was a very positive change in many respects.

(Martha Weston):	Thank you.

(Cathy Chess):	You’re welcome.

(Kathy Cone):	Hi, I’m (Kathy Cone) and I’m in (IP). And I was just curious about the name Medicis, how you came up with it and does it mean something to you in particular?

Jonah Shacknai:	Well, it’s coming to me and a lot to me in particular.

(Kathy Cone):	No, I mean about how you came up with the name.

Jonah Shacknai:	Yeah, I was just – you know, there’s — it’s a great question but I wish I had a good answer. It’s a made up name.

I guess a few of us were sitting around back in 1988 and trying to think of what we would call this thing. And maybe one of us had read a book about the Medicis controlling Europe for some centuries.

And Nick is a descendant of the Medicis.

They built Florence which is a great city in Italy and controlled a lot of commerce by thoughtful, aggressive business practices.

But I can’t tell you what influenced the name. And I guess we have the M-E-D in common, so that’s good.

There’s an I in common.

But I can’t offer you more insights and it’s a made up name and, you know, we thought it was a nice sounding name that it conveyed some degree of, I don’t know, some stature.

I remember that our first exhibit at the American Academy of Dermatology in 1990, I was sort of (doped) like an Italian renaissance temple with very strong pillar construction. And it was really a super cool booth.

I remember paying for it myself and kept wondering, you know, if it wasn’t a little too much money, but it turned out be this really cool booth architecturally.

And of course all the other exhibits in the hall that year were the sort of dull, stogy booth that other companies have and they used to be common. And many of you that have been in the industry a long time remember how dull these old booths used to be.

So we kind of set a new standard. We exceeded the height limitation that was allowed so that was noticed and we kind of had this really cool architecture to embody the sprit of Medicis, whatever that is.

And the next year of course all the other companies kind of followed suit and tried to knock this off.

So it’s about a sense of style I guess, a sense of conveying both warmth and quality. In a sense, the name has become bigger than the name. You know, the name now stands for who we are, what we do, I think there’s a lot of brand equity particularly in the dermatology community with Medicis.

Every bit of consumer research that’s done with doctors by anyone, always identifies us as their favorite company, with the most trusted sales force, the most trusted company.

So I think it’s come to stand for something that is probably a lot more grandiose than our original conception, but no better story I’m sorry.

People have urged me to make up a story. But I think the truth is more important.

(Kathy Cone):	One more question, I know this will be conjecture on your part, but what do you see as the future for the Santa Barbara campus?

Jonah Shacknai:	Well it’s hard not to love Santa Barbara.

So I think that the future is quite bright for the Santa Barbara campus.

You know, as we’ve talked about the headquarters itself, will be in Scottsdale, Arizona, and certain functions that are important to have there will remain there.

But there are other functions that existed Scottsdale today that we kind of imagine might be able to moved to Santa Barbara.

And I’m not going to speak of anything in particular, but I’ve signaled several times that we think there’s some aspects of the way you guys have operated both in technology and in practices that are superior to the way that we operate.

And that’s something that’s going to be looked to very hard and seriously by the integration team.

So there are no plans whatsoever to scale out Santa Barbara. I think it’s going to be a vital and integral part of this company as will Arklow, Ireland, as well as San Jose, California.

San Jose, Costa Rica and presumably Freemont, California.

So I think these are all vital facilities. And, you know, when you look at most companies that have a global dimension and certainly there are subsidiaries operating in lots of other places, but when you look at companies operating on a global dimension, large companies, what you see is that they have many populations of people that work there in different centers of excellence.

And what they tried to do in these centers of excellence is really focus on one or two or three things that they do extremely well there and do other things in other places.

But it’s really not uncommon, it’s typical for big companies to have big ideas, to have lots of people that work with them and lots of locations around the world, and this will the global powerhouse.

I should tell you that Phoenix, Scottsdale is a wonderful place and we have enjoyed living there, we appreciate the cost of living there, all sorts of things

But it’s awfully hot in the summer. Sometimes oppressively hot.

Now, I’ve been trying to sneak out to San Diego whenever I can with my kids each summer, but several of my colleagues have commented that Santa Barbara is also an extremely compelling destination.

So there maybe people from Phoenix that actually want to transfer Santa Barbara and I wouldn’t dismiss that possibility because we all know that this is a fabulous place to live, to raise kids, I mean and the cost of living is obviously very significant here, but it’s not that Phoenix is peanuts. You know, they are not comparable but Phoenix is certainly not Omaha.

So I think the future of the Santa Barbara campus is very bright and that will again be part of the whole integration process and thoughtful decisions will be made about facilities and where to locate what, but I feel very confident in predicting that.

(Kathy Cone):	Thank you.

Jonah Shacknai:	Sure.

Woman:	(Unintelligible) and I just want to know when do you see the integration team getting started and where do you start?

Jonah Shacknai:	They got started Monday. And there’s another meeting taking place this afternoon. Again these are the sort of super senior team leaders and what they’re going to be doing I think today. And Joe I’d invite your comment as I stumble on a mistake here, but what they’re going to be doing today is really trying to identify team leaders in the different facets of Inamed and Medicis to be able to move the integration process down to specific business units and strategic areas.

And again, we’re very lucky to be guided by McKinsey & Company because they’ve done this so many times and I guess they have a fairly good recipe for doing this that’s based on experience.

So we have not been slaves to what they’ve recommended, but we certainly been very eager to take the benefit of their advice and understand that because they’ve done this hopefully well, but probably they make some mistakes along the way and have learned from those mistakes that we’ll profit from their experience.

Joe, I don’t know — Joe Cooper is, from our end, our super team leader on the integration side. Now, I wonder if you want to elaborate anything I’ve said.

Joe Cooper:	Sure.

Is this on?

Thanks, Jonah. Always a tough act to follow.

But first of all on behalf on all of us at Medicis, thanks for making us feel so welcome today. We really appreciate it.

And...

Jonah Shacknai:	And that’s largely because you’re looking for any excuse you can to find some bacon.

Joe Cooper:	When you work with someone so long, you know them too well sometimes. It’s — in any event, you know, I’m up here holding the mic as the integration team leader, but (Vicente Deqlin) and others could be up here with me because together on Monday we kicked off on a discussion about our aspiration and structure together with McKinsey on how we collectively with you on this room, with people in Scottsdale and other locations look to put his new company together.

We’re very early in the process as Jonah I think spoke very well of McKinsey. We’re really excited to be working with them because they teach us that there is a playbook for doing this. There is a series of moods, formulas that we can follow and learn from their collective experience.

But really collectively, start to ask the questions about what does this new organization need to do, what are the goals of it and then what are the functions of it and how are they best served. So we’re really excited about it.

I think I speak for (Vicente Deqlin) and others who’ll be working with this.

And we’ll keep you informed certainly and I think it’ll be a strong collective goal to continue to disseminate that information out into our organization.

(Anna Shipper):	Good morning. My name’s (Anna Shipper) and I work for clinical research and my question is, we have some legal litigations with your company and I was wondering if you could elaborate on that because I have no idea what had happened.

Joe Cooper:	I – well, there has been historically a patent dispute in front of the International Trade Commission. A very crafty move on the part of Inamed management which I shared with Nick some months ago, I could only respect.

We had our own handicapping of that business, but I shared with him that I could only respect that it was an interesting strategy.

But under the terms of our merger agreement, I guess within five days or so, there will be no — that action is going to be dismissed and there will be no legal controversy between the company.

So we are aligned, we are unified, we’re walking down the path up to the altar together, and obviously having litigation between the companies would be inconsistent with that spirit and idea so there is none from a practical standpoint.

(Anna Shipper):	Okay, thank you.

Joe Cooper:	Sure.

Woman:	Jonah, I have a question here from Arklow and the question is, do you have plans to travel to our international locations to visit the rest of Inamed?

Jonah Shacknai:	Yes. And it’s a certainty that many of my colleagues at Medicis would love to come over as I would, at the earliest possible opportunity.

Some of them may make a trip before I do. A lot of what Nick and I and Mark and (Deqlin) have to do over the next several weeks is to be available to the financial community in the United States, to be able to answer questions they have to generate enthusiasm about the transaction.

We also, you know, there’s a couple of things like the panel coming up in April, some commitments that we have with some beauty editors, things like that, that I think require us to be tethered for the next couple of weeks.

But I – it wouldn’t surprise me if some of my colleagues, Joe and others would want to make a trip even sooner and I’m going to be a making trip out, and maybe Nick could join me or (Vicente) or someone at the earliest possible opportunity and I’m really excited about doing that.

(Lupe Valenzuela):	Good morning.

Jonah Shacknai:	Hi.

(Lupe Valenzuela):	My name is (Lupe Valenzuela), I’m with the Quality Assurance Department Restylane.

Will we have the option to be able to buy Restylane at a discount price, either before or after the merger?

((Crosstalk))

(Lupe Valenzuela):	I did say before or after.

Jonah Shacknai:	So the question answers itself.

(Lupe Valenzuela):	And my second question is, there’s an area that hasn’t been touched through that did show up in your portfolio. The asthma medication that you invest in, is that R&D, do you have medication out there for further treatment of asthma patients?

Jonah Shacknai:	No.

(Lupe Valenzuela):	No R&D, you don’t have medications?

Jonah Shacknai:	For asthma?

(Lupe Valenzuela):	Yes.

Jonah Shacknai:	No. We really went through a process I think of focusing with a high degree of precision on the dermatology and aesthetics market in terms of our R&D portfolio.

(Lupe Valenzuela):	Uh-huh.

Jonah Shacknai:	And when the opportunity came to think about joining forces with Inamed and understanding that we’d also have a health business to support and other areas, we really just kind of made a decision that we would leave that area for these large pharmaceutical companies to battle over.

So we actually transferred that technology and that research to another company that is much focused in asthma research and treating respiratory conditions.

(Lupe Valenzuela):	Thank you.

Jonah Shacknai:	Sure.

Woman:	We have another question from our Arklow facility. What opportunities or difficulties exist around our combined companies being the distributor of Q-Med in USA, but its fiercest competitor in Europe?

Jonah Shacknai:	Well, I think time will tell. I have said at any number of times, that we have an extraordinarily close relationship with Q-Med and I consider my counterpart in Q-Med, Bengt Agerup, a great friend.

He has been an enormous supporter of this transaction.

I — by legal necessity and I think moral necessity, confided in him that we were in pretty vigorous communication with Inamed about a merger and he was wildly enthusiastic because all he could see was additional opportunity for the companies to work together.

So I don’t want to prejudice anything that might go on, but I know that Nick and I are going to be sitting down with Bengt in the relatively near future in figuring out how we can help to raise the standard for facial aesthetics globally and to understand how perhaps we have an opportunity to work with Q-Med to further the interest of our company and Q-Med.

So not a specific commitment about anything, but we – it’s no secret that we have agreed to negotiate whether there maybe some opportunities for Restylane outside the United States.

And boy, you know, when we think about it, the combination of Reloxin and Restylane, the ultimate R&R is going to be incredibly powerful in the United States.

I mean we know that as we’re standing here and sitting here today, it’s going to be an incredible combination, offering I think a nice competitive lift to every other aspect of our business, including the implant business, no question about that.

Now wouldn’t it be nice to have that same leverage and opportunity in non-US market? And I think Bengt and his colleagues at Q-Med are focused on that opportunity and that may (presage) a great opportunity for all of us, without really commenting on specifics that I account.

(Jane Wells):	Hi Jonah, I’m (Jane Wells) and I’m the Admin in the Quality Systems Department. We have an extraordinary, outstanding quality systems department that we’ve worked very hard over the years to maintain and — well to develop and maintain, really outstanding relationships with the regulatory agencies.

What kind of relationships does Medicis have with their regulatory agencies?

Jonah Shacknai:	Well, there’s no question that on the quality side and the new drug side, we have an excellent relationship with the FDA. You know, once in a blue moon we have disagreed with their advertising branch.

We are an aggressive marketer of our product and we have occasionally agreed to disagree, but always follow their advice in the end.

But we have had really no major events or circumstances with the FDA, in any area that’s really substantively related to the business that hasn’t been anything but positive.

But understand that we have no factories at Medicis. All of the manufacturing of our pharmaceuticals is done by third party manufacturers, so our quality team is a little bit different from the kind of quality team that you have.

We of course, are responsible as the holder of new drug applications for all the periodic reporting, as well as spontaneous reporting that’s necessary for certifying quality of every pill or lotion or cream that we make. But it’s different because we don’t operate the factories.

And one of the great things about this transaction and (Vicente) has talked to us elaborately about this, is the fact that you have such excellence in the production of various materials, whether they’re injectible products, the LAP-BAND or breast implants at the three manufacturing facilities.

And that you have a quality program that is really different in dimension and scope from ours, because it’s a manufacturing based quality program as opposed to ours, which is much more of a supervisory quality program.

So we are relying on the quality teams in the various factories that we use as customers to manufacture our things, you have a much more direct process that I think will add great value in this transaction.

(Jane Wells):	Thank you, that’s good to hear.

Jonah Shacknai:	Sure.

(Catherine):	Good morning. (Catherine) (unintelligible) from manufacturing technology and support.

You mentioned that you interview every sales rep at Medicis, how would you describe your managing style?

Jonah Shacknai:	Well, you know, I could probably defer to my colleagues to discuss however we know ourselves.

You know, I might, you know, I can even leave the room, so they can – I could go use the men’s room or something, so they can talk about it. But maybe, you know, we’ve been together as a group for so long that it might be useful to have them talk about what in essence is a good management style.

I mean I think that we do make most decisions as an executive committee or a group with a lot of involvement. A very free and open discussion of nearly every subject, a lot of deference to subject matter expertise, so that we are relying on people that have the best and most current information to provide that information, to make a recommendation.

But I don’t know if — I mean maybe a few others could a comment on what the management style is, because I think it’s less about me than it is about our group and the way that we operate as a company. Because I think we all operate in a very consistent fashion.

Mark Prygocki:	Well it is not very often you hear a CEO say super cool. So let’s start off, it’s a very relaxed open environment where opinions are accepted, they’re heard, they’re listened to and often times disagreed with, but openly.

We never accept the “I knew that was going to happen.” Well if you knew it was going to happen, tell us, talk about it, get it out in the open, let’s work together to find the best solution.

And I think it’s an environment that Jonah has created over the years that’s brought out the best in each one of us. Never accepting no for an answer if that’s the right outcome.

And I think it’s an environment that Jonah has created at least the 14 years that I’ve been working with him and had the pleasure of working with him that he’s created.

Jonah Shacknai:	Rick, Joe do you want to elaborate at all on what our — what I think is our management style. It’s not mine but ours.

Rick Havens:	Yeah, first of all good morning to all. And I reiterate what Mark has to say, this one about open communication.

And we believe that all of our employees, the shareholders in our organization has something to say. And we value their opinions and we want to hear about that.

And I think what probably upsets us is when people don’t come forward with ideas because they’re embarrassed or thinking it might not be worthwhile. And that’s just the opposite, we love to hear all the ideas. Excuse me.

We — as a marketing person, a sales person I always felt that the best ideas come from our customers and from our sales people. They’re out there in the trenches, they’re talking about what’s needed.

And that always instilled in me something that said, “I need to be listening to these people.”

And the ad agencies are great and the creative agencies are great. But really, the ideas are coming from our customers and from our employees.

So, open communication is a standard within our organization.

But also I think accountability. We set some lofty goals and we hold people for accountability, to be accountable for their actions and for their commitment.

But I think to provide folks with an environment and with resources that will enable those folks to be accountable and to attain those objectives and goals that we all have.

And I think the other thing is the — it’s just a nice place to work. And I don’t say that without sincerity. We do have very little turnover, people come to work, they’re energized because I think they have responsibility and autonomy, they’re able to make decisions.

Like yourself, we’re a pretty lean organization. So there isn’t a lot of power struggles going on, it’s kind of a roll-up your sleeve, if we need help in another area, people are very forthright and willing to do that. Because we have a mutual goal in building, I think it was maybe that Nick said it earlier, the biggest and the best company out there and there’s a lot of involvement.

So I think there’s a good deal of friendship and camaraderie in our organization and one which we know exist at your organization and as we go forward in the new organization want to continue.

Joe?

Joseph Cooper:	Thanks, Rick.

Yeah, I guess a couple of features, one is that a tentative Medicis that always impress me was sort of the unwillingness of senior management on down to substitute our judgment for the judgment of our customers.

So I think we have a high degree of intellectual honesty in terms of questioning our own belief about things and going out and trying to find what our customers, what our employees think is the truth from their perspective.

So, I think we try to keep that degree of intellectual honesty.

The other thing I would add is a high degree of focus. I think we know what we want to achieve and I think we gear all activities towards that. We are imperfect in execution like any organization, so I think we can sometimes look at how we have executed or communicated around any given goal and find ways to do better.

And I think we’re open to hearing ways to do better from the groups we work with.

But I think we set off with really an idea that there are a few things that we have to do well or better than anybody else. And that all of our activities try to stay very highly focused on the outcome.

Jonah Shacknai:	So I think what has emerged is a culture or a place that is pretty casual. You know, we’re all dressed up for you today, so it’s not just about dress but just about mood. It’s a pretty casual place.

And we kind of like that.

There are obviously have to be elements of process in our organization and as we’ve grown, you know, if we have to failed to do one thing, it’s probably to put enough process and systems in place to watch all the moving parts and make sure everything coordinates well.

If it doesn’t, it’s never for lack of interest, it’s never for a political reason, it’s simply because the pieces are moving fast and people are moving fast in different places.

So I think we always regret when that happens because we feel that we’ve let someone down by not communicating adequately something that might affect them.

And we expect people to take responsibility for success and for things that don’t go as well as we’d like them to.

So this idea of accountability is important because on the other side of the equation, I think our reward structures are very, very significant. When people do what they have said they’re going to do and we have asked them to do when they use their best efforts and really put their shoulder to the wheel and work with a high degree of commitment and focus, we believe that that’s a person and a corporation of people that should be highly rewarded.

So I think that our reward structures are very significant. We believe in that. In fact in our sales organization, I would tell you that I’m (proud), you know, and I would hope Nick as the same way, I think so, but of all the CEOs that I have come across in the industry I think and Nick maybe the exception, so I qualify that, I think I maybe the most close sales rep CEO in the industry.

There is no one that has taken more time to work on the recruitment and development of our sales organization than I have and I’m privileged to work with a lot of great people in that process.

But one of the reasons that I still interview each sales representative and so does Rick by the way and so do other senior managers in the sales and marketing area, is that we know that that sales representative is our face, our eyes and our ears to our customers.

And because we value our customer associations and relationships so highly, we’ve got to make sure that the persons that are going out there and carrying the Medicis name and our product are similar in philosophy and culture and work ethic, to the rest of the organization, so that we are projecting to our customers hopefully, a very consistent view of what our company is about and what the Medicis experience is about.

So, you know, truthfully, 7 out of 10 times the people that come to headquarters for this elaborate interviewing process, make it through the system and they were excellent choices recommended by our region managers, once in a while they don’t make it because we see something that we believe is inconsistent with the Medicis way or the Medicis philosophy of treating customers.

But we also know that when they joined our sales organization, the reward structure is very, very significant and it disproportionately favors the most successful people.

So when sales reps are killing themselves to do well and embody all these values that we expect of them, we really go the extra mile in recognizing them for their contributions, not just calling them on a stage which of course we do for our national awards, but — not just creating contest which have nice rewards structures, but in making sure that if they do what they’re supposed to do and we all continue to succeed, that they have an opportunity to build a financial future, that allows them to stay with our company for their entire career.

And whether their aspiration is to be a sales representative forever to going to management, to go on marketing or other things within the corporation, we have a covenant that basically says if you do what you’re supposed to do and you fight for us like a champ and you wear Medicis in your heart everyday, that we’re going to do these things for you that — and, you know, I will tell you that since we hired our first reps in the summer of 1990, we have not lost a single representative that we wanted to keep other than for reasons of maternity.

And that’s, you know, it’s an extraordinary track record and I know from the work that we have done in examining the Inamed sales force, that you have very, very similar characteristics of longevity and commitment. And we know competitively that it’s a very, very strong sales force.

So we really see in that area again, tremendous (complimentarity). I don’t think people need to worry about a thing in that regard because of this similarity in culture and good people will absolutely have a place in this organization. There’s no question about it.

But these are some insights I guess into our management style or our culture and because there will be so many Inamed people coming into the management structure at various levels in the organization, I think we have the opportunity to create a new combined and better culture than probably exist in either company alone.

So we’re going to be borrowing from each other. You know, Rick before joining Medicis, it’s been awhile now, worked in a two major pharmaceutical companies.

Now, I’m sure there are some things from those companies that were good that he brings to his job at Medicis. There are some things that were bad that he probably ran away from.

Joe has worked in one or two other places. He’s been with us a long time also over the course of his career and I’m sure that he borrows from some of those experiences.

Mark we took out of diapers so he just doesn’t have a whole lot of experience other than at this job and of course (Cathy) has a long career in human resources. She’s been with us a long time also, but we all borrow from experiences.

And I think as we’re creating this new company, we’re going to be informed by the experiences that we’ve had at Medicis and Inamed, but try to develop a culture that really represents something that’s better than the culture or management style of each company as it exists today, because the idea is to move forward.

We’re going to have plenty of challenges, plenty of competitors, but we’ve got to move forward by doing the best that each company can contribute.

(Barry Bordon):	Hi, good morning. (Barry Bordon), distribution coordinator at (unintelligible).

And I think it’s impressive that you have such a good track record with getting — acquiring a product and bringing it to the front of the market.

And I wanted to ask if you could touch a little bit on how you could bring forth an effort in getting our products both approved and accepted in appropriate government agencies that need to do that approval before moving forward as, you know, Medicis and, you know, being able to the FDA, I mean...

Jonah Shacknai:	Exactly.

(Barry Bordon):	...and other...

Jonah Shacknai:	Exactly.

(Barry Bordon):	...regulatory bodies.

Jonah Shacknai:	Well, I don’t claim that we’re entirely geniuses of this. We’ve had a good track record of developing products, getting them approved by the FDA.

We’ve also had a setback or two over the years where they make us go back and do more work.

I think we have reasonable credibility with the agency. We’ve always engaged in very high level scientific activities and no one’s ever criticized anything about that.

There are opportunities to disagree with the FDA, that each of us will have over the course of our careers and we’re not shy about doing that, although we understand that they are implicitly our business partner.

You know, we can’t be in business without the FDA and (once more) manufacturing stuff, distributing it, advertising it, and certainly inventing it.

But I think that there’s a lot of excellence at Inamed and when we put that excellence together would be excellence at Medicis, from a regulatory standpoint or developmental standpoint, it’s going to be a powerhouse.

And I think it’s a powerhouse that will also attract new talent.

I think part of this is that we’re going to hit such a critical mass that as we grow forward and we will grow importantly in ’06 and ’07, I mean imagine when these products get introduced, we’re going to have a chance to bring new people into the system that will be attracted by the energy of this organization and meet the lack of limits of their opportunity.

So there’s always an opportunity and a chance to get better, but I think again both companies have had very strong track records.

I mean, you know, the fact that silicon breast implants are not in the market today as a commercial product, does not reflect any lack of diligence or activity on the part of Inamed.

To the contrary, what I think it lacks — what it demonstrates is that the FDA and the government have lacked the willingness to take an objective look at scientific information and make the right decisions.

Now they have a new opportunity to do that.

The panel looking at breast implants will be meeting in a few weeks. They will be presented I think with a very compelling set of information from Inamed and probably from Mentor as well.

And hopefully they will have the capacity to act on the facts and not political hysteria, because the facts are really quite unequivocal.

And I, you know, we have gotten a little preview of what you guys are going to be putting forward in the panel. We’re very impressed with the diligence that’s been involved, we know that (Patty) is going to do a great job as the leader of that group and I think there’s reason to be optimistic but again, the agency often makes decisions for political reasons that are not really found in fact or objective evidence.

And the challenge here is going to be just to get them and to get the panel focused on data and real life experience, so that patients can make informed choices when these things are approved ultimately.

But, you know, we can always be doing better. That’s really the point. There has — probably the only company that (unintelligible) said, we have a perfect development and regulatory process with Merck.

And, you know, Nick actually had the chance to work with Merck in his previous iteration at DuPont that was a partnership with Merck and it wouldn’t surprise me if that was kind of their attitude in the time that you guys work together in a joint venture.

And now, they’re on skid row.

You know, I’m not saying that it’s their fault, but what I’m saying is that any company that has the hubris to believe that they do everything perfectly and there’s no room for improvement, is a company that I wouldn’t want to be a stockholder of.

(Barry Bordon):	Thank you very much.

Woman:	Gentlemen, we have some request from – coming in through our remote users. Operator, if you can bring them in please?

Conference Coordinator:	Yes.

We have a question from (Evas Avelus).

Go ahead, please.

(Bill Turner):	Yes hello, this is (Bill Turner) from the Freemont facility.

And regarding facial aesthetics, you spoke to the R&R connection, the Restylane, Reloxin, where do you see the (sea) of that equation being the collagen sitting into the vision for facial aesthetics?

Jonah Shacknai:	Did everyone hear the question?

I don’t have an answer to that question as we sit here today.

I think we all recognize that physicians need to have lots of choice and lots of options in the way they treat patients.

We obviously have a strong view that Restylane is an excellent product. The market has shown us that.

We also know that there are many, many physicians who use collagen and even hyloform in conjunction with Restylane to get a layered or maximum facial contouring effect.

So, I think that physicians have essentially told us, “Oh gosh, we may prefer Restylane as our workhorse product at the moment. But we see a role in a place for these other products to complement or accent a lot of the works that Restylane and Perlane and Fine Lines does.

So, it’s clear to me that there would really be a lot of disappointed physicians if anything happened to those products, because they really see them in measure really due to your good work over the years, in facilitating the optimum result for patients.

So that’s kind of my response. But it’s an area that I probably shouldn’t comment elaborately about, because this is going to be a real focus of the

Federal Trade Commission, look at the transaction. So I don’t want to say much deliberately.

But I think suffice us to say that our view is that these products are — I don’t know why I’m looking at the speakers. I feel pretty stupid — our view is that these products are pretty complementary and that each has a place, you know, some will be more prominent than others simply because that’s what customers prefer.

But there’s definitely a place I think for all these products in the market.

(Bill Turner):	Great, thank you.

(Verne Vincent):	Good morning. Thank you very much for the presentation. My name is (Verne Vincent) and I’m with Inamed Health Group in both technical and professional education.

First, I’d like to say thank you both to you and to Nick and to both the management teams. The amount of information that’s been provided this week is really exceptional.

There’s a company across the orchard from us that has a tradition, perhaps total silence and exclusion of information. And it’s a valuable difference. It’s very important for us and (of them) as we’ve got some issues to consider.

Having said that, I’ve got a couple of quick easy questions I think.

Inamed is a name, it’s just a title, but it’s a name that a lot of us have lived with for quite a long time. We’re wondering your thoughts on the branding, concept of INAMED Aesthetics, INAMED Health, where that will fit, will it be a sudden — do you imagine a sudden change to Medicis or a transition or just how do you imagine that will play out, how you would have done with other acquisitions you’ve done?

And the second one, very specific to the health plan which is sort of an aside, we’re always looking for ways to grow access to the LAP-BAND. Does your current program provide coverage for obesity surgery?

Jonah Shacknai:	Yeah, let me take the easiest question first. Yes, it does.

And I don’t think it’s a big secret, but a member of our senior management team who couldn’t be here today has actually had bariatric surgery. A few other employees are exploring it.

And yeah, I mean my statements about the public health impact of obesity obviously also relate to the private health impact of obesity.

And as an employer and that is Medicis as an employer, needs to be concerned with always facilitating improvements in the health of our employees. It’s good for them. It’s also good for us, you know, when people are sick less often, that means they’re productive more often.

It also means that our total insurance cost as a company decrease because there were fewer claims made.

So, you know, we feel pretty strongly that it’s not a good idea for people to be smoking. And we give people incentives to stop smoking. We feel that the management of other diseases is a really important thing. These things are managed privately.

So, you know, I don’t get involved with counseling people that work with us about their health. It would be completely inappropriate to discuss it. But our human resources area really stands as a resource in the best sense of the word to help them find options, all of which are either covered in our health insurance or whether a corporation provides specific incentives.

Now, if someone comes to us and wants to stop smoking, which I hope they would, we want to help them to do that. And sometimes there’s prescription coverage involved in that, sometimes there are hypnotic programs, sometimes there are other kinds of programs.

So, regardless of what it is, if it’s going to improve the health and well being of our employees or members of their family, we’re all for it. And I think you’ll find that we have a very broad health insurance coverage that really embraces that idea.

Your first question is harder to answer and one that I couldn’t possibly answer as I’m standing here today. You raise important issues because Inamed I think has very favorable brand recognition in lots of different markets, some stronger than others just because of longevity associated with that name.

You know in the facial filler area, it maybe that Collagen Corporation which you guys acquired some years ago has more resonance than Inamed, I don’t know.

You know that’s not something I’d have a firm view out. But clearly, in other areas, in breast augmentation and the health business, it has a lot of cache and a lot of trademark value.

So I think one of the things that the marketing and sales integration team will be looking at, is the best way to maximize the brand equity or brand value of the combined assets of the company.

And I wouldn’t presume to predict how that’s going to come out. It’s true that the name of the corporation will be Medicis, but that does not preclude nor does it promise that specific facets of the business wouldn’t take advantage of a particularly strong brand equity or value.

Now, when we — you kind of ask, well, you know, when we’ve done this before. We’ve never done anything like this before. This is a (bet the) company thing for us.

That’s how strongly and good we feel about it.

So we have acquired individual products before we’ve acquired technologies, where these kinds of branding issues really weren’t significant. But I think this has to be studied very carefully when necessary.

Market research should be done so that we really understand what our customers think. And recent decisions should be made that really maximize the value not for sentimental purposes, but for commercial purposes.

(Verne Vincent):	Thank you.

Final comment. Collective sigh of relief especially from the INAMED Health team.

We’ve lived in a world of surgical acquisitions and big, big players — you can imagine who I’m speaking of. You are not them and that’s a very good thing.

Jonah Shacknai:	Well, it’s true that we’re not them, but it’s also true that we have much to learn about this business. You guys have done an extraordinary job in projecting this device from zero to where it is today as a very important component of your business as it is and it will be a very important component of the new business.

And I think we have much to learn because it’s not a natural extension of our experience space.

So it’s fascinating and we love it. But we really need to be your students and learn more as to how we can help the business to grow even harder and faster.

Nick has shared with me, since really the first time we started talking about this, his particular attachment and interest with the health business and the contributions that I think he has made. And he was very convincing that this is a hell of a business opportunity today and in the future, particularly with product improvement and even new generations of LAP-BAND.

So it’s very exciting. And as I said earlier, when one considers public health impact, then that always has an economic consequence. It seems that there are a few areas of medicine that are really significant in their impact as managing this obesity epidemic and that we can make money doing that while doing good is something that we find very appropriate.

(Claudia):	Hi, Jonah. Thank you for coming out here. My name is (Claudia). I work in Documentation Services. And I have a question.

One of the things I’ve appreciated under Nick’s management are these townhall meetings and how well informed we are. Do you plan on continuing that?

And secondly, we also have a great bonus program. Can you speak to Medicis’ bonus program?

Jonah Shacknai:	We have — I’ll start with the latter. We have a great bonus program too. And, you know, we will obviously work together in these integration teams to figure out how to do this best, you know, not so much for this year but for future years when we’re operating as a full-year combined entity because that’s important.

You know we — first and foremost, we stand completely for honoring practices and commitments that have been made. We have enormous respect for Nick’s judgment, that of his colleagues.

So, if commitments have been made at the beginning of the year, we are sure going to honor them. There’s just no question about that. And I know Nick, we had about a one minute conversation about it because he brought the subject up to me and I said, “You know, we can even dispense with a conversation because of course that’s what we’re going to do.” There was a commitment made and that’ll be a commitment honored.

As we go forward, what we’re going to have to do is come up with a combined system that again hopefully builds on the best values and virtues of each company’s system.

And that will happen.

We have a very strong heritage of compensating our employees in a way that is really appropriate and generous and reflects the individual efforts that they put in, as well as the collective success of the corporation.

So I think we’re not so far a field at all in that respect and we really share that view of rewards for performance and success.

In terms of these townhall meetings, I love to do these things. I always feel better about doing them when there are lots of questions, as there have been today.

And I stand up periodically at our headquarters whenever we have a sales meeting, you know, that represents the whole sales force coming together.

I’m always there, I have a townhall meeting, in essence, we then give them a report on how things are going from my perspective, but literally, have sometimes stood there for hours asking questions.

So when there’s a desire for that, when there are questions, I’m the first guy on earth that would love to do this because I really enjoy it. I enjoy communicating, I enjoy sharing my enthusiasm which I have a great deal of and I like being able to answer questions because it often disabuses people of impressions that they may have that maybe inconsistent with reality.

And I think, you know, debunking myths and urban legends is probably an important part of the Chief Executive’s role and I’m very happy to do that.

(Claudia):	Thank you.

Jonah Shacknai:	Sure.

Woman:	This is question that’s dear to my department’s heart. From the little bit that I’ve heard so far, our IT systems are a little different from your focus. And I was just wondering what you see is the future for our Oracle ERP implementation and if that will continue on maybe, eventually, we’ll be implementing in Scottsdale or if you had other ideas?

Jonah Shacknai:	This is probably the area of the business that I am of all things, least competent to speak about.

I’ve started using email last year and I’m truly not exaggerating. And (Mark Wang) or anyone can share with you the frustration that I’ve caused because of, you know, my inability to use these things.

You know, I’ve crashed the network a few times, by trying to reach in remotely. So I’m like the world’s biggest idiot when it comes to technology.

But having recognized that, I recognize that there are people in our organization that are skilled and appropriate at evaluating these things.

One of the first things that Mark told me is we were beginning our mutual due diligence process. We hope that you guys have a hell of an IT system.

Now, the Oracle system that you just invested, you know, $8 million-plus in would certainly appear to be significantly more advanced than the system which we acquired in 1992.

And Dell would probably hate to lose us as a customer, but — so — I mean, I have no direct comment other than to observe that this has been an area that has been identified as being a real point of excellence within Inamed. And I couldn’t possibly comment on what the implementation schedule is.

And, you know, the truth is, I may never know because someone will just make that decision and do it. Again, this is — it’s part of a style of subject matter expertise and deferring to people that know what they’re doing and what they’re talking about.

And, you know, other than in a very macro way to make sure that their thought process has been cogent, not interfering in decisions where there’s no value to be added by interfering.

Meaning, it’s good to make sure there’s a process and people have answered all questions and asked questions have been solved. But at the end of the day, if anyone in the organization has nothing to contribute substantively, that should kind of define what their role is other than, again, asking questions about process and budget impact and things like that.

So it’s a decision that will likely be made elsewhere.

Woman:	Thank you.

Jonah Shacknai:	Sure.

Woman:	Operator, do we have any more questions from the remote users?

Conference Coordinator:	Not at this time.

Jonah Shacknai:	Okay. Who wants to ask the last question of this townhall meeting?

(September).

Woman:	(Unintelligible) with Nick this week. And one of the questions that hasn’t come up but was asked was, regarding reimbursement. Do you guys have any clinical expertise or do you have any expertise in-house with reimbursement or is that something that’s done outside...

Jonah Shacknai:	We do. We actually have an outstanding national account in managed healthcare group that’s led by a fellow called, (John Schole). And — yes.

Now I can’t tell you that we are geniuses about device reimbursement. It’s obviously something that we don’t know so much about, because Restylane is not reimburseable and right now that’s the only, “medical device,” that we sell.

But we have had extraordinary success in getting formulary acceptance for our pharmaceutical products, working with benefit managers, working with third-party intermediaries to gain what I think is an extraordinary amount of coverage for our product.

And in some cases, they have had generic competition. There have been generic — cheap generic substitutes of some of our products. And we’ve been really effective, I think, in making sure that our products remain available so that consumers can get the best possible medication and not necessarily the least expensive and the most poorly-manufactured medication.

I can tell that I have a little bias about generic drugs.

So yes, we think we’re pretty good at that, but can get better. And what’s clear is that together we’re going to have to enhance our capability to gain more acceptance for bariatric procedures and for LAP-BAND particularly, as a procedure that is really worth reimbursing for, not only as an alternative to (full on) bariatric surgery, but also because of its very predictable benefit in reducing the sequelae of obesity.

So I think we can do a very strong job together in communicating those benefits and gaining more access for patients, so that they are not having to make, in some cases, enormous personal sacrifices financially, sometimes their pensions or their life savings to get this procedure.

Still probably a good thing to do, because life savings don’t do you a whole lot of value and good if you’re not alive to enjoy them. But it’s true that part of the problem here is that obesity is not adequately recognized as a disease entity.

And that the sequelae of obesity, although everyone gives lip service to it in terms of complications, whether they’re diabetic or cardiovascular, are really not calculated because most payers have a very short term perspective in line.

So we’ve got to do together a better job, I think, in communicating that story.

Well Nick, thank you for...

Nicholas Teti:	Well, thank you.

Thanks a lot, Jonah. I’ll — let me close the meeting on three points.

Number 1, you know, as Jonah said, I’ve known him for a couple of years, since, you know, two, two and a half years. I’ve been meeting up with him at trade shows and other various places.

And, you know — and then the last couple of months, obviously we’ve been having a lot of intense conversations together and you think you know somebody, you know, who in doing what we did, that would be philosophically aligned.

And I didn’t realize, except for the last — I mean I thought that was the case, but for the last hour-and-a-half, I heard a tremendous number of things that just proved to me of how much aligned — much more alignment than we either believed that we have with each other.

So plus (Leonard Cohen) coming over in the car. Does anybody know who (Leonard Cohen) is?

Four people, all right. Okay.

Anyway, that’s Number 1. So thank you very much.

But the second point I want to make is, I want to just leave you this afternoon to work so this is, you know, you can’t go home, but I’ll leave you with just telling you how special I think you guys are.

And (Vern), I really appreciated your comments – where is (Vern)? — earlier. I think that the — and my management team’s communication this week and Jonah and his management team coming here today and I just want to recognize to you how special I think you are and how you’ve understood, taken in the information, processed the information, and asked a lot of great questions (of me) the last couple of days, a lot of great questions of Jonah this morning.

That was our intent and I think we accomplished a lot in three days this week. And we accomplished a lot in the three days this week because you guys are really special and very professional and I really appreciate that. Okay? Because this is going to be one hell of an organization when it’s put together and gets off the ground.

And I couldn’t agree more about the opportunities that lie ahead for everybody in this place. All right?

And Number 3, again, have a great holiday weekend and enjoy yourself, all right? See you later.

END

FORWARD-LOOKING STATEMENTS

     This document contains “forward-looking statements” within the meaning of the Securities Litigation Reform Act. All statements included herein that address activities, events or developments that Medicis and Inamed expect, believe or anticipate will or may occur in the future are forward-looking statements, including the expected benefits of the merger of the two companies, the financial performance of the combined company, the year in which the transaction is expected to be accretive, and the anticipated closing date of the merger. These statements are based on certain assumptions made by Medicis and Inamed based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Medicis and Inamed. Any such projections or statements include the current views of Medicis and Inamed with respect to future events and financial performance. No assurances can be given, however, that these events will occur or that such results will be achieved. There are a number of important factors that could cause actual results to differ materially from those projected, including the anticipated size of the markets for the companies’ products; the availability of product supply; the receipt of required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the merger); the ability to realize the anticipated synergies and benefits of the merger; the ability to timely and cost-effectively integrate Inamed into Medicis’ operations; access to available and feasible financing (including financing for the merger) on a timely basis; the risks and uncertainties normally incident to the pharmaceutical and medical device industries; dependence on sales of key products; the uncertainty of future financial results and fluctuations in operating results; dependence on Medicis’ strategy including the uncertainty of license payments and/or other payments due from third parties; the timing and success of new product development by Medicis, Inamed or third parties; competitive product introductions; the risks of pending or future litigation; and other risks described from time to time in Medicis’ and Inamed’s Securities and Exchange Commission filings including their Annual Reports on Form 10-K for the year ended June 30, 2004 and December 31, 2004, respectively. Medicis and Inamed disclaim any intent or obligation to update any forward-looking statements contained herein, which speak as of the date hereof.

Additional Information about the Merger and Where to Find It

     In connection with the merger, Medicis and Inamed intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF MEDICIS AND INAMED ARE URGED TO READ THESE, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDICIS, INAMED AND THE MERGER. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Medicis or Inamed with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Medicis by directing a written request to: Medicis, 8125 North Hayden Road, Scottsdale, AZ, 85258, Attention: Investor Relations, or Inamed, 5540 Ekwill Street, Santa Barbara, California, 93111, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

     Medicis, Inamed and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Medicis and Inamed in connection with the merger. Information about those executive officers and directors of Medicis and their ownership of Medicis’ common stock is set forth in the proxy statement for Medicis’ 2004 Annual Meeting of Stockholders, which was filed with the SEC on October 21, 2004. Information about the executive officers and directors of Inamed and their ownership of Inamed’s common stock is set forth in the proxy statement for Inamed’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Medicis, Inamed and their respective executive officers and directors in the merger by reading the proxy statement and prospectus regarding the merger when it becomes available.

     This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.